Room 4561
Via fax (781) 565-5565

April 21, 2010

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

   Re: **Nuance Communications, Inc.**
     Form 10-K for the Fiscal Year Ended September 30, 3009
     Filed November 25, 2009
     Form 10-Q for the Quarter Ended December 31, 2009
     Filed February 9, 2010
     File no. 0-27038

Dear Mr. Ricci:

   We have reviewed your response letter dated April 14, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 17, 2010.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. We note your response to prior comment 1 where you indicate that management considers the qualitative information regarding the trend of your operational

metrics to be more important than the actual quantification of such metrics. Please explain further why you do not believe that quantifying this information would be material to an investor's understanding of your financial results. In this regard, tell us why you believe investors would not benefit from knowing the amount of actual backlog hours or annualized line run-rates and the percentage increase or decrease in such amounts from period to period, particularly considering the fact that certain investors and analysts are requesting this information.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief